January 18, 2011

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010, October 27, 2010, November 12, 2010 and January 7, 2011 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in comments 23 and 41 of your initial comment letter dated July 2, 2010 to the Company.  On behalf of the Company we hereby submit to the Commission Amendment No. 9 to the Registration Statement (the “Amendment”), which contains changes in response to the Staff’s comments and which also includes an estimated price range and offering size.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

After this offering, we may be considered a “controlled company,” page 37

Comment:  Please disclose the reason for the uncertainty represented by the word “may” in the risk factor caption and the first sentence.

Response:  The Company respectfully advises the Staff that, following a determination of the estimated price range and offering size, the Company has concluded that upon completion of the offering it will not be a “controlled company” and p. 38 of the Registration Statement has been revised accordingly.

Significant Factors Used in Determining Fair Value of Our Ordinary Shares, page 70

Comment:  We see that the fair value of ordinary shares underlying stock option grants was determined by your board of directors.  Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO.  Please note that we are deferring final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Response:  As previously noted in our supplemental response filed with the Staff on January 14, 2011, the Company respectfully advises the Staff that on July 18, 2006, the Company adopted the Tornier B.V. Stock Option Plan (the “Stock Option Plan”) and has issued options to certain directors and officers of the Company thereunder.  The estimated fair value of ordinary shares underlying stock option grants during the 2010 last calendar year was determined by the Company’s board of directors to be $7.50 per share.  This determination was supported by reviewing certain factors as disclosed in the Registration Statement, including, but not limited to, quarterly results in 2010, current market conditions, the impact of various 2010 corporate transactions and by reviewing an updated independent valuation report.

On January 13, 2011, after taking into account a 1-for-3 reverse stock split to be effected immediately prior to the effectiveness of the Registration Statement (the “Stock Split”), the Company determined that the estimated initial public offering price of its ordinary shares would be between $19.00 and $21.00 per ordinary share (between $6.33 and $7.00 per ordinary share before giving effect to the Stock Split).  While there can be no assurance that the Company will be able to obtain such a price, based on information currently available, the Company estimates at this point in time that this range is likely for an initial public offering expected to price in the near future.  As a result, based on this initial public offering price range, which is reflected in the Amendment and on the front page of the Company’s preliminary prospectus, there will not be any significant difference between the estimated fair value of the Company’s ordinary shares as of the date of any grant for the 12-month period prior to the contemplated offering and the estimated price range.  In fact, assuming an initial public offering price of $21.00 per share, the high-end of the estimated price range, such offering price would have constituted a decrease of approximately 7% from the fair value ascribed to the ordinary shares since the date of the Company’s last option grants on December 16, 2010, which were granted with an exercise price of $22.50 (after giving effect to the Stock Split).  Therefore, the Company respectfully submits that all options granted under the Stock Option Plan within the last 12 months were made at the then-fair market value.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.